THE LAW OFFICE OF

CONRAD C. LYSIAK
601 West First Avenue, Suite 903
Spokane, Washington 99201
(509) 624-1475
FAX: (509) 747-1770
EMAIL: cclysiak@qwest.net

March 28, 2007

Mr. Max Weber, Esq.
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, DC 20549

RE:	Sino Charter Inc.
Form SB-2 Registration Statement
SEC File No. 333-140587

Dear Mr. Weber:

     Pursuant to your letter of comments dated March 22, 2007, please be advised as follows:

Plan of Distribution

     1. Disclosure has been provided that funds represented by checks are not considered received for the purpose of minimum offering satisfaction until collected.

Other

     2. A new auditor’s and attorney’s consent has been provided.

Yours truly,

CONRAD C. LYSIAK
Conrad C. Lysiak

CCL:jtb